SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

02 September, 2009

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 02 September, 2009 re: Change of Director's Details

The London Stock Exchange RNS 10 Paternoster Square London EC4M 7LS	Group Secretariat Lloyds Banking Group plc 25 Gresham Street London EC2V 7HN 2nd September , 2009

Notification of change in director's details

We hereby notify you that Sir
Julian Horn-Smith
, a director of Lloyds Banking
Group plc
,
 Lloyds
 TSB Bank plc,
HBOS plc and Bank of Scotland plc,
became
a director of De La Rue plc on 1st
September 2009.

This notification is made to comply with LR 9.6.14 of the UK Listing Authority's listing rules.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:   02 September, 2009